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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number 001-15427

                           NOTIFICATION OF LATE FILING

  [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q  [ ]  Form N-SAR

For Period Ended:  JUNE 30, 2002
                 ---------------------------------------------------------------

[ ]  Transition Report on Form 10-K        [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F        [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For Period Ended:
                 ---------------------------------------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I. REGISTRANT INFORMATION

Full name of registrant CLASSIC COMMUNICATIONS, INC.
                        --------------------------------------------------------
Former name if applicable
                          ------------------------------------------------------
Address of principal executive office (street and number) 6151 PALUXY ROAD,
                                                          BUILDING A
                                                          ----------------------
City, State and Zip Code TYLER, TEXAS 75703
                         -------------------------------------------------------

                        PART II. RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, 20-F, 11-K or Form
                           N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company's Quarterly Report on Form 10-Q for the period ended June 30, 2002 (the "Quarterly Report") could not be filed within the prescribed time period as a result of the Company's continuing evaluation of certain of its long-lived assets. The Company has previously received a third party valuation that indicated certain of these assets had a then-current market value below their carrying amount and that those assets were impaired. Due to deteriorating market conditions and the Company's bankruptcy proceedings, the Company has reason to believe the impairment charge to be recorded may in fact be greater than indicated by the prior third party valuation. The Company has requested a subsequent third party valuation to determine whether additional adjustments are required, but this valuation was not available within the prescribed time frame.


                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          JIMMIE TAYLOR         (903)324-6301
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          (Name)                  (Area Code)            (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
          filed? If the answer is no, identify report(s). [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof? [X] Yes   [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 and 144. As a result of the adoption of these standards, the Company undertook an evaluation of certain of its long-lived assets. The Company has received a third party valuation indicating certain of these assets are impaired. Due to deteriorating market conditions and the Company's bankruptcy proceedings, the Company has requested an additional third party valuation, which valuation was not available within the prescribed time frame to determine the appropriate amount of any required impairment charge. Therefore, while the Company believes it will be required to record an impairment charge, the Company cannot currently accurately quantify the magnitude of the charge.



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                          CLASSIC COMMUNICATIONS, INC.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 14, 2002                        By:  /s/ Jimmie Taylor
                                                --------------------------------
                                                NAME:  JIMMIE TAYLOR
                                                TITLE: CHIEF FINANCIAL OFFICER


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).